Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on November 5, 2021.

3.	News Release:

On November 5, 2021, Gold Royalty Corp. (the “Company” or “GRC”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On November 5, 2021, the Company completed the business combinations between each of the Company and Abitibi Royalties Inc. (“RZZ”) and the Company and Golden Valley Mines and Royalties Ltd. (“GZZ”) by way of statutory plans of arrangement (the “Arrangements”) under section 288 of the Business Corporations Act (British Columbia) and under section 192 of the Canada Business Corporations Act, respectively.

In connection with the Arrangements, Glenn Mullan was appointed to the board of directors of the Company (the “Board”).

5.	Full Description of Material Change:

Pursuant to the Arrangements, GRC acquired all of the issued and outstanding RZZ common shares (the “RZZ Shares”) and all of the issued and outstanding GZZ common shares (the “GZZ Shares”). As a result of the completion of the Arrangements, each of RZZ and GZZ have become a wholly-owned subsidiary of GRC.

Each RZZ Share was acquired by GRC in exchange for 4.6119 common shares of GRC (each, a “GRC Share”) and each GZZ Share was acquired by GRC in exchange for 2.1417 GRC Shares.

Further information regarding the Arrangements is included in the management information circulars dated October 1, 2021 of each of RZZ and GZZ, a copies of which is available under their respective profiles at www.sedar.com.

The consideration paid by GRC on closing of the Arrangements consisted of an aggregate of 29,478,273 GRC Shares to shareholders of GZZ and 31,625,943 GRC Shares to shareholders of RZZ (excluding GZZ). Pursuant to the Arrangement with GZZ, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares as more fully set forth in the Arrangement with Golden Valley.

The RZZ Shares and GZZ Shares are expected to be delisted on the TSX Venture Exchange effective on the close of trading on November 5, 2021. The RZZ Shares will also be removed from quotation on the OTC-Nasdaq Intl and the common shares of Golden Valley will also be removed from quotation on the OTCQX. The common shares of GRC issued in connection with the Arrangements have been listed on the NYSE American. Each of Abitibi Royalties and Golden Valley has also submitted an application to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate their public reporting requirements.

In connection with the Arrangements, Glenn Mullan was appointed to the Board, effective November 5, 2021.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

November 5, 2021